CONTROLADORA COMERCIAL MEXICANA ("CCM") ANNOUNCES RESULTS FOR THE SECOND QUARTER 2005.

(Mexico City, July 26, 2005) Controladora Comercial Mexicana (BMV: "Comerci"; NYSE: "MCM") announces on this date its Second Quarter 2005 results.

This report shows the status of the Company in terms of operation as well as the financial statements for the period ended June 30, 2005.

During the second quarter sales store sales remained without change decreasing 0.09% compared to same period of 2004.

Regarding the income statement, net sales increased 2.4% from $8,791.3 million during the second quarter 2004 compared to $8,998.5 million for the same period in 2005.

Gross profit increased 7.8%, from $1,761.4 million in 2004 to $1,897.9 million in 2005, increasing gross margin in 105 basis points to conclude with 21.1% in 2005. It is important to point out that this quarter’s benefit comes from the Distribution Center’s efficiency.

Operating expenses increased only 0.7% from $1,431.6 million during 2004 to $1,441.9 million in 2005, representing a decrease of 26 basis points of net sales percentage.

As a result, the operating profit increased 38.3% from $329.8 million during the second quarter of 2004 to $456.0 million for the same period in 2005, representing 3.8% and 5.1% of net sales for 2004 and 2005 respectively.

EBITDA during the quarter increased 22.0% from $513.7 million during 2004 to $626.5 million for the same period of 2005.

With respect to integral cost of financing it is worth mentioning the following:

During the individual quarter interest paid increased 182.3% from $73.1 million in 2004 to $206.5 million in 2005 due to the debt restructuring expenses as well as to the increase of mark-to-market reserve valuation of exchange rate operations derived from the peso appreciation, that do not represent cash expenses.

Interest gained during 2005 decreased 46.3% compared to last year from $24.6 million in 2004 to $13.2 million in 2005.

Foreign exchange gain represented an increase of 6.1 million in 2004 to $58.6 million gain in 2005 basically due to the exchange rate revaluation during this year.

In consequence, integral result of financing increased 249.6% during the individual quarter from $39.9 million expense in 2004 to $139.5 million in 2005.

Other financial operations maintains the goodwill’s amortization from Auchan’s acquisition as well as less fixed assets write offs.

Cumulative net effect from deferred and non-deferred tax represents a charge of $129.8 million for the second quarter of 2004 compared to $114.5 million in 2005.

Due to above-mentioned net profit increased 51.1% from $143.3 million gain in 2004 to $216.5 million gain in 2005. Net profit expressed as percentage of net sales was 1.6% in 2004 and 2.4% in 2005.

In cumulative terms we present the following:

Same stores increased 0.1%.

Net sales increased 2.7% from $17,574.5 in 2004 to $18,056.7 million 2005.

Gross profit increased 6.3% showing 70 basis points of gross margin to conclude with 20.9% in 2005.

Operating expenses increased 0.6% representing a reduction of 33 basis points in the percentage of net sales in 2005 compared to same period of 2004.

As a result, operating results increased 28.9% from $710.8 million in 2004 to $916.3 million in 2005 representing 4.0% and 5.1% of net sales in 2004 and 2005 respectively.

Cumulative EBITDA increased 17.2% from $1,071.6 million in 2004 to $1,255.6 million in the same period of 2005 with EBITDA margin of 6.95%.

Integral result of financing varied from $27.6 million gain in 2004 to $88.7 million expense in 2005.

Cumulative net effect of deferred and non-deferred total taxes represents a charge of $245.3 million in 2004 compared to $225.8 million in 2005.

As a result of above-mentioned net profit increased 37.4% from $486.1 million in 2004 to $667.8 million in 2005. Net profit expressed as percentage of net sales was 2.8% in 2004 and 3.7% in 2005.

Capital investments during the semester reached $1,230.5 million. At June 30, 2005 the Company had 180 stores and 59 Restaurantes California.

It is worth mentioning that the Company’s expansion program is working and during this year we have inaugurated four Megas, one Bodega, two Restaurantes California; we have converted two Comercial Mexicana to Megas. It is planned to open during the rest of the year three Megas, three Costcos, three Bodegas, one Comercial Mexicana, two Sumesas and two Restaurantes California. During this semester four Comercial Mexicana stores were closed.

Additionally the Company’s working capital, that is the difference between suppliers’ turnover and inventories, compared to the first semester of 2004 was maintained in nine days mainly due to the fact that the Distribution Center is on the learning process and new suppliers’ incorporation curve.

Majority stockholder’s equity increased 11.3% from $14,090 million in 2004 to $15,680 million in 2005.

We are adequately moving towards a sustained improvement accomplishing the objectives and commitments previously established.

Regards,

Francisco Martínez de la Vega
Chief Financial Officer

CCM is a holding company which operates one of Mexico’s leading retailing groups. Utilizing five store formats, the Company sells a wide variety of food items, including basic groceries and perishables, as well as non-food items such as general merchandise and clothing. CCM also operates a chain of 59 family style restaurants under the name Restaurantes California. In addition, the Company owns 50 percent interest in a joint venture with Costco Co. of the United States, which operates a chain of 25 warehouse clubs in Mexico. CCM’s network of 239 units is located throughout Mexican territory and targets all income levels.

Investor Inquiries:
Gustavo Campomanes Morante	Javier Miranda Nava	Yolotl Palacios Golzarri
Corporate Treasury Director	Head of Investor Relations	Investor Relations
Ph (55) 5270 9312	Ph. (55) 5270 9313	Ph. (55) 5270 9319
gcampoma@mail.comerci.com.mx	jmiranda@mail.comerci.com.mx	ypalacio@mail.comerci.com.mx

Geographic Distribution
As of June 30, 2005
ZONE	C.M.	BOD. C.M.	MEGA	SUMESA	COSTCO	TOTAL STORES	Rest. CALIF.	SQ.FT.	AREA %

Metropolitan Zone
Metrop.	18	24	18	15	6	81	31	5,345,439	39.40%

Center
Aguascalientes	1	2			1	4	1	305,630
Celaya	1		1		1	3	1	257,634
Cuautla	1					1	1	87,188
Cuernavaca	3		2	4	1	10	2	618,300
Guadalajara	1		1		1	3		306,071
Guanajuato	1					1		42,668
Irapuato	1					1	1	99,889
León	2		1		1	4	1	344,219
Manzanillo	1					1		43,228
Michoacan, Zam.	1					1		44,595
Morelia	2		1		1	4	2	331,184
Pachuca	1		1			2	1	142,030
Pto.Vallarta	1		1			2	1	122,020
Puebla	2	1	3		1	7	3	766,034
Querétaro	3	1	1		1	6	2	540,929
Salamanca	1					1		82,979
San Luis Potosí	2	1	1		1	5	1	448,327
Toluca	1	1				2	2	177,852
Uruapan	1					1		43,045
Total	27	6	13	4	9	59	19	4,803,821	35.37%

Northwest
Culiacan	1					1		100,158
Baja California					1	1		122,332
Mazatlan			1			1		92,957
Mexicali	1		2		1	4	1	369,675
Tijuana	7				2	9	1	778,467
Hermosillo					1	1		101,310
Total	9	0	3	0	5	17	2	1,564,899	11.52%

Northeast
Tampico	1		1			2		81,881
Monterrey					1	1		131,320
Total	1	0	1	0	1	3	0	213,201	1.57%

Southeast
Cancún	1		3		1	5	2	484,838
Jalapa			1		1	2	1	207,689
Veracruz	1	1	1			3	1	221,941
Mérida	1				1	2	1	184,396
Total	3	1	5	0	3	12	5	1,098,865	8.09%

Southwest
Acapulco	3	1	1		1	6	2	405,465
Chilpancingo	1					1		71,935
Zihuatanejo	1					1		76,521
Total	5	1	1	0	1	8	2	553,921	4.08%

TOTAL UNITS	63	32	41	19	25	180	59
TOTAL AREA	4,180,771	1,881,465	4,496,121	188,917	2,832,865		13,211*	13,580,149	100%
% TOTAL AREA	30.79%	13.85%	33.11%	1.39%	20.86%			100.00%
M2	388,407	174,794	417,704	17,551	263,182			1,261,638
*Seats

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V.
Balance Sheet
	2005-II	2004-II	Var.
Total Assets	29,130,616	25,995,344	12.06%
Current Assets	9,031,413	7,572,087	19.27%
Cash Temporary investments	2,019,373	983,405	105.35%
Trade acount receivable, net	136,378	141,345	-3.51%
Other accounts and notes receivable	1,359,112	1,437,817	-5.47%
Inventories	5,349,968	4,856,167	10.17%
Other current assets	166,582	153,353	8.63%
Long Term	695,211	395,085	75.96%
Accounts and documents receivable,net	0	0	0.00%
Investment in shares of subsidiaries and non-consolidated associated	0	0	0.00%
Other investments	695,211	395,085	75.96%
Property Plant and Equipment	19,022,010	17,656,249	7.74%
Property	19,174,568	17,863,030	7.34%
Machinery and Industrial equipment, net	0	0	0.00%
Other equipment	5,828,015	5,600,246	4.07%
Accumulated depreciation	6,750,686	6,367,645	6.02%
Construction in progress	770,113	560,618	37.37%
Deferred Assets, net	8,749	6,111	43.17%
Other Assets	373,233	365,812	2.03%
TOTAL LIABILITIES	13,353,338	11,804,595	13.12%
Current Liabilities	8,828,952	7,031,290	25.57%
Suppliers	6,143,674	5,666,237	8.43%
Bank Loans	0	0	0.00%
Stock Market Loans	1,077,700	0	100.00%
Income taxes	202,907	0	100.00%
Other liabilities	1,404,671	1,365,053	2.90%
Long Term Liabilities	2,244,591	2,233,884	0.48%
Bank Loans	0	417,320	-100.00%
Stock Market Loans	2,244,591	1,816,564	23.56%
Other Loans	0	0	0.00%
Income taxes	2,099,236	2,383,690	-11.93%
Other Liabilitites	180,559	155,731	15.94%
Consolidated Stock Holders’ Equity	15,777,278	14,190,749	11.18%
Minority Interest	97,599	100,714	-3.09%
Majority Stock Holders’ Equity	15,679,679	14,090,035	11.28%
Contribuited Capital	8,707,873	8,707,873	0.00%
Capital Stock (nominal)	1,737,600	1,737,600	0.00%
Restatement of Capital Stock	5,938,497	5,938,497	0.00%
Paid in Capital	1,031,776	1,031,776	0.00%
Contributions for Future Capital Increase	0	0	0.00%
Earned Capital	6,971,806	5,382,162	29.54%
Retained Earnings and Legal Reserve	9,293,446	7,695,314	20.77%
Reserve for repurchase of units	1,153,527	1,165,548	-1.03%
Results from holding Nonmonetary Assets	-4,142,926	-3,964,795	4.49%
Net income	667,759	486,095	37.37%
Figures in thousands pesos as of June 30, 2005

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V.
STATEMENT OF INCOME
	2005-II	%	2004-II	%	VAR %
Net Sales	8,998,519	100.00%	8,791,267	100.00%	2.36%
Cost of Sales	7,100,641	78.91%	7,029,884	79.96%	1.01%
Gross Income	1,897,878	21.09%	1,761,383	20.04%	7.75%
Operating Expenses	1,441,883	16.02%	1,431,629	16.28%	0.72%
Operating Income	455,995	5.07%	329,754	3.75%	38.28%
Integral Results of Financing	139,543	1.55%	39,919	0.45%	249.57%
Interest Expense	206,465	2.29%	73,132	0.83%	182.32%
Interest Income	-13,201	-0.15%	-24,597	-0.28%	-46.33%
Foreign Exchange Loss	-58,546	-0.65%	-6,146	-0.07%	852.59%
Restatement of UDIs	3,950	0.04%	557	0.01%	609.16%
Gain from Monetary Position	875	0.01%	-3,027	-0.03%	-128.91%
Other Financial Operations	-21,056	-0.23%	15,087	0.17%	239.56%
Earnings Before Tax & Profit Sharing	337,508	3.75%	274,748	3.13%	22.84%
Tax Provision and Employee Profit Sharing	195,122	2.17%	40,233	0.46%	384.98%
Deferred Taxes	-77,635	-0.86%	89,525	1.02%	-186.72%
Minority Interest	3,474	0.04%	1,698	0.02%	104.59%
Net Earnings	216,547	2.41%	143,292	1.63%	51.12%
Depreciation & Amortization	170,459	1.89%	183,948	2.09%	-7.33%
Ebitda	626,454	6.96%	513,702	5.84%	21.95%
Figures in thousands pesos as of June 30,2005

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V.
ACUMULATED RESULTS
	2005-II	%	2004-II	%	VAR %
Net Sales	18,056,686	100.00%	17,574,449	100.00%	2.74%
Cost of Sales	14,281,604	79.09%	14,023,045	79.79%	1.84%
Gross Income	3,775,082	20.91%	3,551,404	20.21%	6.30%
Operating Expenses	2,858,760	15.83%	2,840,560	16.16%	0.64%
Operating Income	916,322	5.07%	710,844	4.04%	28.91%
Integral Results of Financing	88,714	0.49%	-27,631	-0.16%	-421.08%
Interest Expense	214,147	1.19%	109,742	0.62%	95.14%
Interest Income	-27,330	-0.15%	-35,568	-0.20%	-23.16%
Foreign Exchange Loss	-59,419	-0.33%	-21,762	-0.12%	173.04%
Restatement of UDIs	7,658	0.04%	10,755	0.06%	-28.80%
Gain from Monetary Position	-46,342	-0.26%	-90,798	-0.52%	-48.96%
Other Financial Operations	-72,971	-0.40%	3,023	0.02%	2513.86%
Earnings Before Tax & Profit Sharing	900,579	4.99%	735,452	4.18%	22.45%
Tax Provision and Employee Profit Sharing	342,369	1.90%	82,803	0.47%	313.47%
Deferred Taxes	-116,562	-0.65%	162,500	0.92%	-171.73%
Minority Interest	7,013	0.04%	4,054	0.02%	72.99%
Net Earnings	667,759	3.70%	486,095	2.77%	37.37%
Depreciation & Amortization	339,282	1.88%	360,765	2.05%	-5.95%
Ebitda	1,255,604	6.95%	1,071,609	6.10%	17.17%
Figures in thousands pesos as of June 30,2005

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
Consolidated Statement of Changes in Financial Position
	2005-II	2004-II	Var.
Consolidated Net Income	674,772	490,149	37.67%
+ (-) Items Added to Income Which do not Require Use of Cash	148,519	458,316	-67.59%
Cash flow form Net Income of the Year	823,291	948,465	-13.20%
Cash Flow from Change in Working Capital	201,673	-296,297	168.06%
Cash Generated (Used) in Operating Activities	1,024,964	652,168	57.16%
Cash Flow from External Financing	1,213,452	0	100.00%
Cash Flow from Internal Financing	-152,040	-127,694	19.07%
Cash Flow Generated(Used)by Financing Activities	1,061,412	-127,694	931.22%
Cash Flow Generated (Used)in Investment Activities	-1,326,408	-833,822	59.08%
Net Increase(Decrease)in Cash and Shorts-Term Investments	759,968	-309,348	345.67%
Cash and Short Term Investment at the Beginning of Period	1,259,405	1,292,753	-2.58%
Cash and Short Term Investment at the End of Period	2,019,373	983,405	105.35%

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V.
Other data
	2005-II	2004-II	var.
Working Capital	202,461	540,797	-62.56%
Pension Fund and Seniority Premiums	35,534	23,708	49.88%
Executives*	355	332	6.93%
Employers*	32,154	32,206	-0.16%
Workers*	846	482	75.52%
Circulation Shares*	1,084,773,000	1,086,000,000	-0.11%
Repurchased Shares*	1,227,000	0	100.00%
* Numbers in units